CNS Pharmaceuticals, Inc.

2100 West Loop South, Suite 900

Houston, TX 77027

December 26, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	CNS Pharmaceuticals, Inc.
Registration Statement on Form S-1 (the “Registration Statement”)
File No. 333-275973

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on December 21, 2023 regarding the acceleration of the effectiveness of the above-referenced Registration Statement to 5:00 P.M. (Eastern Time) on December 26, 2023. We hereby formally withdraw our prior request for acceleration of the effective date of such Registration Statement.

Very truly yours,
CNS Pharmaceuticals, Inc.

By: /s/ Christopher Downs
Name: Christopher Downs
Title: Chief Financial Officer

cc: Cavas Pavri, ArentFox Schiff LLP